UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(B) OR (G) OF THE

SECURITIES EXCHANGE ACT OF 1934

Tesco Corporation

(Exact name of registrant as specified in its charter)

Alberta	76-0419312
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3993 West Sam Houston Parkway North

Suite 100

Houston, Texas 77043-1221

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Shares, no par value Rights to Purchase Common Shares	Toronto Stock Exchange Nasdaq Global Market Toronto Stock Exchange Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

Background

Effective August 22, 1996, Tesco Corporation, a Canadian corporation (the “Corporation”), implemented a shareholder rights plan, pursuant to a Shareholder Rights Plan Agreement dated as of July 9, 1996 between the Corporation and Montreal Trust Company of Canada, as rights agent.

Effective May 16, 2002, the Corporation implemented an amended and restated shareholder rights plan, pursuant to an Amended and Restated Shareholder Rights Plan Agreement dated as of March 14, 2002 with Computershare Trust Company of Canada, as assignee of the original Shareholder Rights Plan Agreement (the “Rights Agent”).

Effective May 13, 2005, the Corporation implemented an amended and restated shareholder rights plan pursuant to an Amended and Restated Shareholder Rights Plan Agreement dated as of May 13, 2005 with the Rights Agent.

Effective May 20, 2008, the Corporation implemented an amended and restated shareholder rights plan pursuant to an Amended and Restated Shareholder Rights Plan Agreement entered into on such date with the Rights Agent (the “Amended and Restated Rights Plan”). The Amended and Restated Rights Plan was approved by the Corporation’s shareholders on May 20, 2008.

Description of Common Shares

The authorized capital of the Corporation consists of an unlimited number of common shares, without nominal or par value (the “Common Shares”), and an unlimited number of First Preferred Shares and Second Preferred Shares, without nominal or par value, each issuable in one or more series (collectively, the “Preferred Shares”). There is no series of Preferred Shares outstanding as of the date hereof.

Common Shares

Each Common Share is entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our shareholders. There are no cumulative voting rights. Common shareholders do not have preemptive rights or other rights to subscribe for additional shares of our capital stock, and the Common Shares are not subject to conversion or redemption. Subject to the rights of holders of the Preferred Shares and any other shares ranking in priority over the Common Shares subsequently issued, in the event of liquidation, the holders of Common Shares will share equally in any balance of corporate assets available for distribution to them. Subject to the rights of the holders of the Preferred Shares and any other shares ranking in priority to the Common Shares subsequently issued, the holders of the Common Shares have the right to receive any dividend declared by the Corporation out of funds legally available.

First Preferred Shares

The board of directors of the Corporation (the “Board of Directors”) may at any time and from time to time issue First Preferred Shares (the “First Preferred Shares”) in one or more series, each series to consist of such number of shares as, before issuance thereof, may be determined by the Board of Directors. The Board of Directors may at any time and from time to time, by resolution before issuance, fix the designation and the preferences, rights, privileges, restrictions, conditions and limitations to attach to the First Preferred Shares of each series including, if applicable, the rate of preferential dividends, the dates of payment thereof, the redemption price, terms and conditions of redemption, the rights of conversion to other classes of capital of the Corporation, and any sinking fund, rights of purchase of First Preferred Shares by the Corporation or other provisions or limitations to attach to the First Preferred Shares of such series.

The First Preferred Shares shall be entitled to preference over the Second Preferred Shares (the “Second Preferred Shares”) and the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Notwithstanding whether redemption of the First Preferred Shares is provided for by the Board of Directors, the First Preferred Shares shall not be redeemed, whether through the operation of a sinking fund, purchase fund or otherwise, unless at the time of such redemption all accrued and unpaid dividends, if any, on all outstanding Preferred Shares and any other shares of the Corporation ranking junior to the First Preferred Shares shall have been declared and paid, or funds in respect thereof set aside for that purpose.

The holders of First Preferred Shares shall not have any voting rights and will not be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation unless, in the event that the First Preferred Shares are entitled to receive a preferential dividend, if at any time eight quarterly, four semi-annual, or two annual dividends on the First Preferred Shares shall remain unpaid whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of dividends (each a “Preferred Voting Trigger”). Upon the occurrence of a Preferred Voting Trigger, then so long as any dividends on any First Preferred Shares remain in arrears, the holders of the First Preferred Shares shall be entitled, voting separately and exclusively as a class, to elect two members of the Board of Directors, and such rights shall continue until all arrears of dividends on all First Preferred Shares shall have been paid.

Second Preferred Shares

The Board of Directors may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as, before issuance thereof, may be determined by the Board of Directors. The Board of Directors may at any time and from time to time, by resolution before issuance, fix the designation and the preferences, rights, privileges, restrictions, conditions and limitations to attach to the Second Preferred Shares of each series including, if applicable, the rate of preferential dividends, the dates of payment thereof, the redemption price, terms and conditions of redemption, the rights of conversion to other classes of capital of the Corporation, and any sinking fund, rights of purchase of Second Preferred Shares by the Corporation or other provisions or limitations to attach to the Second Preferred Shares of such series.

The Second Preferred Shares shall rank junior to the First Preferred Shares but shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Notwithstanding whether redemption of the Second Preferred Shares is provided for by the Board of Directors, Second Preferred Shares shall not be redeemed, whether through the operation of a sinking fund, purchase fund or otherwise, unless at the time of such redemption all accrued and unpaid dividends, if any, on all outstanding Second Preferred Shares and any other shares of the Corporation ranking junior to the Second Preferred Shares shall have been declared and paid, or funds in respect thereof set aside for that purpose.

The holders of Second Preferred Shares shall not have any voting rights and will not be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation unless, in the event that the Second Preferred Shares are entitled to receive a preferential dividend, if at any time a Preferred Voting Trigger occurs. Upon the occurrence of a Preferred Voting Trigger, then so long as any dividends on any Second Preferred Shares remain in arrears, the holders of the Second Preferred Shares shall be entitled, voting separately and exclusively as a class, to elect two members of the Board of Directors, and such rights shall continue until all arrears of dividends on all Second Preferred Shares shall have been paid.

Investment Canada Act

The Investment Canada Act (the “Act”) provides that an acquisition of control of a Canadian business by a non-Canadian where the value of the Canadian business exceeds certain financial thresholds is subject to review under the Act and the acquisition may not be completed until the Minister of Industry (Canada) has determined that the acquisition is likely to be of “net benefit” to Canada. A non-Canadian is defined in the Act to include an individual, a government or an agency thereof, a corporation, a partnership, a trust or a joint venture which is not Canadian or Canadian-controlled. The acquisition of more than 50 percent of the voting shares of a Canadian corporation carrying on a Canadian business is deemed to be an acquisition of control and the acquisition of less than a majority but one-third or more of the voting shares of a Canadian corporation carrying on a Canadian business is presumed to be an acquisition of control unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares.

Canadian Tax Matters

The following is a general summary of certain Canadian income tax consequences generally applicable to holders of shares of the Corporation who, for purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times deal at arm’s length with and are not affiliated with the Corporation, are not resident or deemed resident in Canada, hold their shares for their own account as capital property, do not use or hold and are not deemed to use or hold their shares in or in the course of carrying on business in Canada, are not subject to special “mark-to-market” rules contained in the Tax Act relating to securities held by certain “financial institutions” as defined for the purposes of those rules, and are not insurers who carry on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). The summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and those regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document (the “Proposed Amendments”) and the Corporation’s understanding of the current administrative practices of the Canada Revenue Agency. The summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada, or take into account or anticipate any other changes in law or practice. There can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all.

This summary is of a general nature only, is not intended nor should it be construed to be legal or tax advice to any particular holder of shares of the Corporation and in particular does not take into account or anticipate the specific circumstances of any particular holder or address tax considerations peculiar to any holder subject to special provisions of the Tax Act. Accordingly, prospective holders of shares of the Corporation should consult their own tax advisors with respect to their particular circumstances.

Dividends paid or credited (or deemed to have been paid or credited) on shares to a non-resident of Canada are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate is subject to reduction under the provisions of a tax treaty between Canada and the country of which the holder is resident. Under the terms of the Canada-United States Income Tax Convention, 1980 (the “Convention”), the rate of non-resident withholding tax is generally reduced to 15% in the case of dividends paid or credited (or deemed to have been paid or credited) to a resident of the United States, within the meaning of the Convention, who is the beneficial owner of such dividends, but in some cases contemplated by the Convention may be further reduced or eliminated.

Gains realized on the disposition of shares by a non-resident of Canada will not generally be subject to tax under the Tax Act unless such shares are or are deemed to be taxable Canadian property within the meaning of the Tax Act and the non-resident is not entitled to relief under a tax treaty between Canada and the non-resident’s country of residence. Shares which are listed on a designated stock exchange, which includes the Nasdaq Global Market and The Toronto Stock Exchange, will generally not be taxable Canadian property of the holder unless, at any time during the five year period ending at the time of a disposition, the holder, persons with whom the holder did not deal at arm’s length or the holder and persons with whom the holder did not deal at arm’s length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of shares of the Corporation.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain anticipated U.S. federal income tax consequences of the ownership and disposition of shares of the Corporation by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net basis in respect of the shares (a “U.S. Holder”). This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. In particular, this summary deals only with beneficial owners who will hold the shares as capital assets and does not address the tax treatment of a beneficial owner that owns 10% or more of the voting stock of the Corporation or that may be subject to special tax rules, such as banks, dealers in securities or currencies, traders in securities electing to mark to market, tax-exempt entities, insurance companies, persons that will hold the shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or persons that have a “functional currency” other than the U.S. dollar. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative rulings and court decisions, all as in effect on the date hereof, and which are subject to change, possibly with retroactive effect. Prospective investors are urged to consult their own tax advisors as to the U.S. tax consequences of the purchase, beneficial ownership and disposition of the shares, including, in particular, the effect of any foreign, state or local tax laws.

The gross amount of any cash distributions paid to a U.S. Holder by the Corporation with respect to the shares, including the amount of any Canadian taxes withheld therefrom, generally will constitute dividends which may be taxable as ordinary income or “qualified dividend income,” as described in more detail below, to the U.S. Holder to the extent paid out of the Corporation’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions by the Corporation in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the shares and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends-received deduction with respect to any distributions paid by the Corporation. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any dividends received in Canadian dollars which are not converted into U.S. dollars on the date the Canadian dollars are actually or constructively received by the U.S. Holders.

The U.S. dollar amount of dividends paid by the Corporation to a noncorporate U.S. Holder prior to January 1, 2011 will be treated as “qualified dividend income” that is subject to taxation at a maximum rate of 15% provided that (i) the shares are readily tradable on an established securities market in the United States, (ii) the Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), (iii) the U.S. Holder has owned the shares for more than 60 days in the 121-day period beginning 60 days before the date on which the shares become ex-dividend, and (iv) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on the shares will be qualified dividends in the hands of a U.S. Holder, and any dividends paid on the shares that are not qualified dividends will be taxed as ordinary income to a U.S. Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.

Canadian withholding tax at the legally applicable rate will be treated as foreign income tax which U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. For U.S. foreign tax credit limitation purposes, dividends on the shares will be income from sources outside of the United States, and generally will constitute “passive income” or, in the case of certain U.S. Holders, “general limitation income.” U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances.

Gain or loss realized by a U.S. Holder on the sale or other disposition of the shares will be subject to U.S. federal income taxation in an amount equal to the difference between such U.S. Holder’s tax basis in the shares and the amount realized on the sale or other disposition. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year, and any gain or loss recognized generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Information reporting and backup withholding may apply to payments of dividends on or proceeds from the sale or other disposition of the Corporation’s shares with respect to certain U.S. Holders. Such U.S. Holders generally will be subject to backup withholding at a rate of 28% unless the U.S. Holder is a corporation or other exempt recipient or provides certain certification, including a correct taxpayer identification number. Any withheld amount will generally be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

A non-U.S. corporation will generally be treated as a PFIC for each taxable year in which either: (a) 75% or more of its gross income is passive income or (b) 50% or of the average value of its assets, generally measured by fair market value, are assets that either produce or are held for the production of passive income. For purposes of these tests, passive income generally includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.

The Corporation believes that it was not a PFIC for U.S. federal income tax purposes in 2007 and does not anticipate becoming a PFIC in the current or any future taxable year. The PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets and composition of its income. Consequently, the Corporation can provide no assurance that it will not be a PFIC in the current or any future taxable year. If the Corporation were to be treated as a PFIC for any taxable year, U.S. Holders generally would be subject to adverse and complex U.S. federal income tax consequences under the PFIC rules, which are not described in this summary. Accordingly, each U.S. Holder is urged to consult its own tax advisor regarding the potential classification of the Corporation as a PFIC and how the PFIC rules would affect the U.S. federal income tax consequences of the ownership and disposition of shares of the Corporation.

Description of Rights

The following is a summary of the principal terms of the Amended and Restated Rights Plan and is qualified in its entirety by reference to the text of the Amended and Restated Rights Plan, which is attached as an exhibit hereto.

Issuance and Trading of Rights

One right (a “Right”) has been issued by the Corporation in respect of each Common Share issued to date and one Right will be issued in respect of each Common Share issued before the earlier of the “Separation Time” (as described below) and the “Expiration Time” (as described below).

The Rights are not exercisable until the Separation Time. The Rights will expire at the close of the annual meeting of the shareholders of the Corporation in the year 2011 (the “Expiration Time”) unless the continued existence of the Amended and Restated Rights Plan is ratified at such annual meeting by resolution passed by a majority of votes cast by “Independent Shareholders” (as described below), or unless the Rights are earlier redeemed by the Corporation as described below.

An “Independent Shareholder” is generally any holder of Common Shares other than the offeror, any person that is making or has announced a current intention to make a Takeover Bid (as described below), and certain related parties and employee benefit and similar plans of the Corporation, unless the beneficiaries of the plan direct the manner in which the shares are to be voted or direct whether the shares are to be tended to a Takeover Bid.

Until the earlier of the Separation Time or the Expiration Time, the Rights are transferable with and only with the associated Common Shares. Until the Separation Time (or earlier redemption or expiration of the Rights), new Common Share certificates issued after July 9, 1996 will contain a legend incorporating the Amended and Restated Rights Plan by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates of Common Shares will also constitute the transfer of the Rights associated with the Common Share represented by such certificate.

Separation of Rights

The Rights will become exercisable and trade separately from the associated Common Shares at the “Separation Time,” which is generally the close of business on the tenth day after the earlier of:

•	the first date of public announcement that a person becomes the beneficial owner of 20% or more of the outstanding Common Shares,

•

the date of the commencement of, or announcement of an intention to commence, an offer to purchase Common Shares or securities convertible into Common Shares, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding Common Shares at the date of the offer (a “Takeover Bid”), or

•	the date upon which a Permitted Bid or Competing Permitted Bid (each as discussed below) ceases to be such.

Notwithstanding the above, the Separation Time can be a later date as may from time to time be determined by the Board of Directors.

Promptly following the Separation Time, separate certificates evidencing the Rights will be mailed to the holders of record of the Common Shares as of the Separation Time and such separate rights certificate alone will evidence the rights.

When Rights Become Exercisable

After the Separation Time, each Right will entitle the holder thereof to purchase one Common Share for an amount equal to three times the market price per Common Share as of the Separation Time (the “Exercise Price”). “Market price” means the average of the daily closing price per Common Share on each of the 20 consecutive trading days through and including the trading day immediately preceding such date. However, in the event that a “Flip-in Event” (as defined below) occurs, each Right, other than Rights beneficially owned by the acquiring person (which will thereafter be void) shall thereafter constitute a right to purchase from the Corporation, upon exercise thereof, that number of Common Shares having an aggregate market price on the date of consummation of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (the “Flip-in Adjustment”). A “Flip-in Event” means a transaction occurring as a result of which any person becomes the beneficial owner of 20% or more of the outstanding Common Shares.

Permitted Bid and Competing Permitted Bid

The Separation Time shall not be triggered by a “Permitted Bid” which shall mean a Takeover Bid made by a person by means of a take-over bid circular and which also:

•	is made to all holders of record of Common Shares, other than the offeror,

•	contains an irrevocable and unqualified condition that the Takeover Bid remain open for at least 60 days,

•

contains an irrevocable and unqualified condition that, unless the Takeover Bid is withdrawn, Common Shares may be deposited at any time prior to the close of business on the date of first take-up or payment for Common Shares and may be withdrawn at any time prior to the close of business on such date,

•

contains an irrevocable and unqualified condition that more than 50% of the outstanding Common Shares held by independent shareholders must be deposited to the Takeover Bid and not withdrawn on the date of first take-up or payment for Common Shares, and

•

contains an irrevocable and unqualified condition that in the event that more than 50% of the then outstanding Common Shares held by Independent Shareholders shall have been deposited and not withdrawn as at the date of first take-up or payment for Common Shares, the offeror will make a public announcement of that fact and the Takeover Bid will remain open for deposits and tenders for at least 10 business days from the date of such public announcement.

A “Competing Permitted Bid” means a Takeover Bid that (i) is made after a Permitted Bid has been made and prior to the expiration of the Permitted Bid, and (ii) satisfies all components of the definition of Permitted Bid, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 35 days after the date of the Competing Permitted Bid and the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made.

Protection Against Dilution

The purchase price payable and the number of Common Shares issuable upon exercise of the Rights are subject to adjustment from time to prevent dilution (i) in the event of a stock dividend on, or subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the market price per Common Share on the record date of such grant, or (iii) upon the distribution to holders of Common Shares of evidences of indebtedness or assets (other than an annual cash dividend or dividend paid in Common Shares) or of rights or warrants.

The number of outstanding rights are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Separation Time.

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price. No fractions of Rights or factional Common Shares will be issued and, in lieu thereof, there shall be paid an amount in cash based on the market price of the Right or Common Share, as applicable, as of the date that such fractional Rights or Common Shares would otherwise be issuable.

Redemption and Waiver

Prior to the occurrence of a Flip-in Event, the Board of Directors may, with the prior consent of the shareholders or the rights holders, as applicable, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn$0.00001 per Right (subject to adjustment for stock splits, dividends, combinations, reclassifications and the like). In the event that the redemption or waiver is proposed prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of the Common Shares and such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by the Independent Shareholders at a meeting of such holders held in accordance with applicable law and the Corporation’s bylaws (the “Required Independent Shareholder Approval”). In the event that the redemption or waiver is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights and such approval shall be deemed to have been given if the redemption is approved by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders (the “Required Rights Holder Approval”).

The Board of Directors may, with the Required Shareholder Consent, determine to waive the application of the Flip-in Adjustment with respect to the acquisition of Common Shares otherwise than pursuant to a Takeover Bid made by means of a take-over bid circular sent to all holders of record of Common Shares. In addition, the Board of Directors may, at its option, waive the application of the Flip-in Adjustment to a Flip-in Event that would occur by reason of a Takeover Bid made by means of a take-over bid circular sent to all holders of record of Common Shares. Where the Board of Directors waives the Flip-in Event Adjustment with respect to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of the Flip-in Adjustment to any other Flip-in Event occurring by reason of any Takeover Bid made by means of a takeover bid circular to all holders of record of Common Shares which is made prior to the expiry of the original Takeover Bid that was waived.

Amendment

The Amended and Restated Rights Plan and the Rights may be amended by the Corporation with prior (i) Required Independent Shareholder Approval and (ii) approval of a majority of the holders of Common Shares, at any time prior to the Separation Time. The Amended and Restated Rights Plan and the Rights may be amended by the prior Required Rights Holder Approval at any time on or after the Separation Time. Notwithstanding the foregoing, those provisions dealing with the appointment and duties of the rights agent may not be amended without the consent of the rights agent.

Rights as Shareholders

Until a Right is exercised, the holder of a Right will have no rights by virtue of ownership as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

The Amended and Restated Rights Plan, specifying the terms of the Rights, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Amalgamation of Tesco Corporation (incorporated by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2007)

3.2	Tesco Corporation By-laws (incorporated by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed with the SEC on May 22, 2007)

4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 29, 2007)

4.2	Amended and Restated Shareholder Rights Plan Agreement, dated as of May 20, 2008, between the Corporation and Computershare Trust Company of Canada, which includes the Form of Rights Certificate as Exhibit A thereto (incorporated by reference to Exhibit 10.1 of the Corporation’s Current Report on Form 8-K filed with the SEC on May 22, 2008 (File No. 000-28778))

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2008

TESCO CORPORATION

By:	/s/ Julio M. Quintana
Name:	Julio M. Quintana
Title:	President and Chief Executive Officer